UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

MRV COMMUNICATIONS, INC.
(Exact name of Registrant as specified in its charter)

DELAWARE	001-11174	06-1340090
(State or other jurisdiction of	(Commission file number)	(I.R.S. employer
incorporation or organization)		identification number)

20415 Nordhoff Street, Chatsworth, CA  91311
(Address of principal executive offices)  (zip code)

(818) 773-0900
Registrant’s telephone number, including area code:

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure
Item 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit
A copy of MRV Communication Inc.'s (MRV's) Conflict Minerals Report for the reporting period January 1, 2015 to December 31, 2015 is provided as Exhibit 1.01 hereto and is publicly available at ir.mrv.com.

Section 2 - Exhibits
Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the Reporting period January 1, 2015 to December 31, 2015.

*****

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 27, 2016

MRV COMMUNICATIONS, INC.

	By:	/s/ Stephen G. Krulik
Stephen G. Krulik
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1.01	Conflict Minerals Report for the reporting period January 1, 2015 to December 31, 2015.